                                     [LOGO]





                                 March 21, 1997


Dear Stockholder:

    Enclosed is Standard Financial's 1996 Annual Report to Stockholders. Also enclosed is a press release, dated March 17, 1997, announcing the agreement to merge Standard Financial with TCF Financial Corporation. As described in the release, Standard Financial stockholders may elect to receive, subject to overall limitations on the percentages of cash and stock available to stockholders, cash, TCF common stock or some combination thereof. The exact exchange ratio of TCF shares for Standard Financial shares will depend upon the average trading price of TCF stock during the 30 trading days preceding the merger. For example, if the average trading price of TCF stock during that period is between $43.75 and $47.75, each Standard Financial share will be converted into the right to receive consideration having an aggregate value between $24.69 and $25.81. The receipt of TCF shares will be tax free to Standard Financial stockholders.

    The proposed merger with TCF is subject to the approval of the Standard Financial stockholders and certain regulatory filings and approvals. Standard Financial will call a special meeting of the stockholders in the next few months to vote on the merger. Because of this special meeting of the stockholders, the 1997 Annual Meeting has been postponed. Proxy materials for the special meeting detailing the background and specific terms of the proposed merger will be sent at a later date.

    We will keep you posted on developments.



                                        David Mackiewich
                                        President, Chief Executive Officer
                                        and Chairman of the Board